Exhibit 99.2

So-Young Announces Changes to Board of Directors

BEIJING, Dec. 05, 2019 (GLOBE NEWSWIRE) — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the most popular online destination for discovering, evaluating and reserving medical aesthetic services in China, today announced the appointment of Dr. Haipeng Zhang, also known as Feng Tang, to its board of directors (the “Board”).

Dr. Zhang serves as a senior managing director and Head of Healthcare Group at CITIC Capital Partners. Prior to joining CITIC Capital, he was the chief executive officer of China Resources Healthcare Group Limited and the general manager of the strategy management department at China Resources (Holdings) Co., Limited. Prior to that, Dr. Zhang was a partner at Mckinsey & Company and has also worked with China Merchants Holdings (International) Company Limited as the head of Internal Control and Auditing. Dr. Zhang possesses deep knowledge of the healthcare industry and currently serves on the boards of multiple companies in the healthcare industry. He received an MBA degree from Goizueta Business School at Emory University in 2000 and an M.D. degree from Peking Union Medical College in 1998.

“I am pleased to welcome Dr. Zhang to the Board. His extensive background in corporate governance, strategic management and financing will be of great value as we continue to develop our platform and improve all aspects of operations and technological innovation. I look forward to working closely with him going forward and benefit from his extensive experience in the healthcare industry,” commented Mr. Xing Jin, So-Young Co-Founder and Chief Executive Officer.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the most popular online destination for discovering, evaluating and reserving medical aesthetic services in China. With reliable and comprehensive content, as well as a multitude of social functions on its platform, users seeking medical aesthetic treatment can discover products and services, evaluate their quality, and reserve desired treatment. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

E-mail: ir@soyoung.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com